Exhibit 21.1

SUBSIDIARIES OF HASCO MEDICAL INC.

The following is a list of majority-owned subsidiaries of Hasco Medical Inc. as of December 31, 2013:

Subsidiaries	Jurisdiction of Organization

Ride-Away Handicap Equipment, Inc.	New Hampshire

Southern Medical and Mobility, Inc.	Alabama

Mobility Freedom, Inc.	Florida

Certified Medical Systems II, Inc.	Florida

Certified Medical Auto Division, Inc.	Florida